September 22, 2005

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Pharmacyclics, Inc.
Form 10-K for the fiscal year ended June 30, 2004
Filed August 30, 2004
File No. 000-26658

Dear Mr. Rosenberg,

On June 7, 2005, we filed an initial response to the comments outlined in your letter to us dated May 31, 2005. In a telephone conversation with Mr. Frank Wyman of the SEC on June 29, 2005, we obtained certain clarifications associated with your May 31, 2005 letter. We then requested that you replace our June 7, 2005 response with a response dated July 13, 2005. After conversations with Mr. Wyman related to our July 13, 2005 response, we are filing this response. Accordingly, we request that you replace our July 13, 2005 response with this response which amends and restates our July 13, 2005 response in its entirety.

  We note that you do not disclose the principal terms of your two R&D collaborations, including the duration of these collaborations, how funding is shared, basis for expense reimbursement, R&D expense incurred for each period presented, requirements to pay development milestones and product royalties, expected completion dates and future capital funding requirements. Also, you do not disclose estimated milestone and royalty payments in your table of contractual obligations or in a note to the table explaining their exclusion. Please provide the analysis that served as the basis for your decision not to include this disclosure in your filing.

  The two research and development ("R&D") collaborations the Staff refers to in comment 1) above are those we have with the National Cancer Institute ("NCI") and The University of Texas ("UT") as outlined in Part I, Item I of our 10-K for the year ended June 30, 2004 ("Form 10-K").

  As disclosed, our obligations under the NCI collaboration consist of participating in the selection of clinical trials to be performed by a third party working under NCI sponsorship and providing clinical supplies of our drug to support these trials. This agreement does not provide for any past or future capital funding, milestone, royalty or similar payments, and we consider the value of the drug that we supply under this agreement to be of an immaterial dollar amount. Based these facts, we concluded that no additional disclosures were necessary in our Form 10-K.

  Currently, we have two types of agreements, with The University of Texas. One type of agreement is a sponsored research and development agreement where we elect to fund research in defined areas over a period of time through a group headed by Jonathon Sessler, Ph.D., Professor of Chemistry at The University of Texas at Austin. This agreement expires in December 2005. Payments under this agreement are not material (less than 1% of our total R&D expenses for each of the past three fiscal years), and we do not have an obligation to extend or renew this agreement.

  A second type of agreement with The University of Texas are two license agreements covering our texaphyrin molecules and other molecules under development that may be developed through our sponsored research and development agreement discussed above. As discussed in Note 2 to our financial statements, we have made annual payments of $50,000 in each of the three years ended June 30, 2004. We do not have any future material obligations under the license agreements prior to receipt of FDA approval for a product incorporating technology covered by our two license agreements with The University of Texas.

  Based on our discussions with Mr. Wyman, we are revising our R&D collaboration disclosure in our Annual Report on Form 10-K for the fiscal year ended June 30, 2005 as follows:

  Collaboration and License Agreement

  National Cancer Institute Collaboration. In April 1997, the Decision Network Committee of the National Cancer Institute's Division of Cancer Treatment, Diagnosis and Centers voted unanimously to sponsor and fund clinical development of Xcytrin for the treatment of cancer. Under this cooperative research and development agreement, Pharmacyclics and the National Cancer Institute jointly select clinical trials which will be conducted at leading medical centers for various types of cancer. The National Cancer Institute is conducting several separate clinical trials for treatment of brain tumors and cancers involving the lung. We believe that these National Cancer Institute- sponsored trials will supplement our own clinical development efforts for Xcytrin. Although third parties will be conducting the trials, we will provide clinical supplies of our drugs and we intend to monitor the progress and results of these trials.

  The University of Texas License. In 1991, we entered into a license agreement with the University of Texas under which we received the exclusive worldwide rights to develop and commercialize porphyrins, expanded porphyrins and other porphyrin-like substances covered by their patents. In consideration for the license, we have paid a total of $300,000. We are obligated to pay royalties based on net sales of products that utilize the licensed technology. The term of the license agreement ends upon the last to expire of the patents covered by the license. We have royalty obligations under the license as long as valid and unexpired patents covering the licensed technology exist. Currently, the dates the last United States and European patents covered by the agreement expire are 2015 and 2014, respectively. Under this agreement, we must be attempting to commercialize one or more products covered by the licensed technology. In the event we fail to attempt to commercialize one or more products covered by the licensed technology, the University of Texas may convert the exclusive license into a non-exclusive license.

  Disclosure about critical accounting policies should allow a fuller understanding of how you determined estimates made in connection with R&D collaborations, critical factors and assumptions underlying these estimates and the potential impact on your future operations and financial condition of changes in prior period estimates. We were unable to find this disclosure in your filing. Please provide the analysis that served as the basis for your decision not to include this disclosure in your filing.

  As stated in our response to comment 1) above, expenses related to our R&D collaborations have been immaterial in each of our 2002, 2003 and 2004 fiscal years. Therefore, we concluded that discussion of any such collaborations as critical accounting policies in our Form 10-K was unnecessary and not helpful to an investor's understanding of our financial performance.

  Demonstrate how the disclosed fair value of purchase awards under the Company's Purchase Plan of $5.72 in 2004, $15.06 in 2003 and $15.74 in 2002 complies with FAS 123. We note that the Company's stock price was in the range of $2.35 per share to $5.70 per share for 2003.

Our Purchase Plan includes offering periods with a 24 month "look-back" provision and a provision to allow employees to withdraw from the plan prior to any purchase date. According to SFAS 123, paragraph 24, these provisions automatically result in the Purchase Plan being a "compensatory" plan and therefore require "fair value" accounting.

SFAS 123 paragraph 17 notes "The objective of the measurement process is to estimate the fair value, based on the stock price at the grant date, of stock options or other equity instruments.." Appendix E to SFAS 123 defines grant date as "The date at which an employer and an employee have a mutual understanding of the terms of a stock based compensation award. The employer becomes contingently obligated on the grant date to issue equity instruments or transfer assets to employees who fulfill vesting requirements." These criteria are met at the beginning of each offering period (subscription date), and are therefore considered the "grant date" for each offering period. These offering periods begin on November 1 every 24 months, the last being November 1, 2003.

Illustration 9 to SFAS 123 (Paragraphs 348-356) notes that the fair value of Purchase Plans with a "look-back" feature, a 15% discount and where the number of shares to be purchased is fixed, is comprised of two components, 1) the value of the 15% discount and 2) the value of the "call" option to purchase shares in the future at 85% of the current price. In addition, our Purchase Plan does not fix the number of shares to be issued to each employee on the subscription date. Therefore, we compute the fair value of the "put" option based on the company's obligation to sell additional shares to the employee on a future date.

Using the format in Illustration 9, the FAS 123 computed fair value of shares for the offering period beginning 11-1-2001 is calculated as follows:

Assumptions:
Market price:	$ 22.55
Interest rate:	2.49%
Volatility:	98.3%
Estimated life:	24 months
Dividend rate:	0%
Valuation:
15% discount (15% of $22.55)	$ 3.383
Call option* (85% of $11.83)	10.058
Put option* (15% of $10.75)	1.615
FAS 123 computed fair value	15.055
*Using the Black-Scholes option-pricing model with the assumptions listed above.

The FAS 123 computed fair value per share for the offering periods affecting fiscal 2002, 2003, and 2004 (and fair market price of the stock at the beginning of each offering periods for reference) is outlined as follows:

	FAS 123 Computed Fair Value	Fair Market Price of the Stock
Offering Period Beginning 11-1-1999	$ 21.094	$ 35.125
Offering Period Beginning 11-1-2001	$ 15.055	$ 22.550
Offering Period Beginning 11-1-2003	$ 3.316	$ 5.800

As our fiscal years may overlap two offering periods, the fair value disclosed in the financial statements may be the weighted average two offering periods.

  In fiscal 2002, the computed fair value of $15.74 is a weighted average for the Offering Periods beginning 11-1-1999 ($21.094) and 11- 1-2001 ($15.055);

  in fiscal 2003, the computed fair value of $15.055 is comprised solely of the Offering Period beginning 11-1-2001 ($15.055); and

  in fiscal 2004 the computed fair value of $5.72 is a weighted average for the Offering Periods beginning 11-1-2001 ($15.055) and 11- 1-2003 ($3.316).

For example, you noted the Company's stock price in fiscal 2003 ranged from $2.35 to $5.70; however as set forth above, the computed fair value of the fiscal 2003 purchases was based on the fair market price of the Company's stock as of 11-1-2001, which was $22.55.

Based on this methodology, we believe our disclosures properly state the fair value of purchase awards made under the Company's employee stock purchase plan during fiscal 2002, 2003 and 2004 as outlined by SFAS 123's grant date valuation approach.

Furthermore, the Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be advised that we will also file this letter to you via the EDGAR filing system. Please contact myself at 408-774-3322 or our Chief Financial Officer, Leiv Lea, at 408-774-3356, with any additional questions and/or comments related to this letter.

Sincerely,

Richard A. Miller
President and Chief Executive Officer
Pharmacyclics, Inc.